FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending April 25, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


    Notification of Transactions of Directors, Persons Discharging Managerial
                       Responsibility or Connected Persons


The Administrators of the GlaxoSmithKline Annual Investment Plan notified the Company and the under mentioned persons on 25 April 2008 of an increase in their interests in Ordinary shares at a price of GBP11.01 per share following the re-investment of the dividend paid to shareholders on 10 April 2008:-


          Dr M M Slaoui                      319
          Mr M Dunoyer                       154
          Mr D Learmouth                      27
          Dr D Pulman                        235
          Mr A P Witty                       143

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).


S M Bicknell
Company Secretary


25 April 2008


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 25, 2008                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc